16003777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66008

SEC Mail Processing Section
FEB 26 2016
Washington DC
403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CCG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East De La Guerra Street
(No. and Street)

Santa Barbara (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Hughes 805 963-8771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCG Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BARBARA SUGUITAN
Notary Public, State of Ohio
My Comm. Expires Oct. 23, 2016

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
CCG Securities, LLC
Santa Barbara, CA 93101

I have audited the accompanying statement of financial condition of CCG Securities, LLC (the "Company"), a California limited liability company, as of December 31, 2015 and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockllin, CA
January 21, 2016

CCG Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 7,596
Total Assets	$ 7,596

Liabilities and Member's Equity

Liabilities	
Accounts Payable	$ 1,050
Total Liabilities	1,050
Member's Equity	
Equity	6,546
Total Member's Equity	6,546
Total Liabilities and Member's Equity	$ 7,596

The accompanying notes are an integral part of these financial statements

CCG Securities, LLC
Statement of Loss
For the Year Ended December 31, 2015

Revenues	
Income	$ 0
Total Revenues	0
Operating Expenses	
Fidelity bond	655
Communications	1,200
Professional fees	9,560
Regulatory fees	3,670
Miscellaneous	315
Total Operating Expenses	15,400
Loss Before Tax	(15,400)
Provision for State Taxes	800
Net (Loss)	$ (16,200)

CCG Securities, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

	Member's Equity
Balance, December 31, 2014	$ 8,646
Capital contributed	14,100
Net (loss)	(16,200)
Balance, December 31, 2015	$ 6,546

The accompanying notes are an integral part of these financial statements

CCG Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net (loss)	$ (16,200)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:	
Other current assets	1,215
Expense sharing account	(400)
Accounts payable	(300)
Net cash used by operating activities	(15,685)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Capital Contributed	14,100
Cash Flows from Financing Activities	14,100
Net decrease in cash	(1,585)
Cash at beginning of year	9,181
Cash at end of year	$ 7,596
Supplemental Information	
Interest paid	$ 0
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Nature of Business

CCG Securities, LLC (the "Company") was incorporated in the State of California on February 19, 2003. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of The Commerce & Capital Group, LLC and operates in Santa Barbara, California.

The Company generated no revenue during the current year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received capital contributions from the owner to maintain ongoing operations and will continue to do so in the future. Therefore, management believes that there is no going concern issue.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises the private placement of securities.

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of CCG Securities, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2 – Significant Accounting Policies (continued)

Income Taxes -
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 3 - Fair Value

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2015, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Note 4 – Related Party

The Company shares its office space with its parent company and has an expense sharing agreement. The company allocates a monthly amount of $100 to cover telephone and internet usage which is paid by the parent and is treated as due to parent. The Parent owns the building,

Note 4 – Related Party (continued)

therefore there is no rent sharing. At December 31, 2015 there was no monies due to parent and $1,600 was converted to capital contribution during the year. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $6,546 which was $1,546 above its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through January 21, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. The Parent made a capital contribution on January 6, 2016 in the amount of $5,000 to maintain ongoing operations.

CCG Securities, LLC
Schedule I – Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital	
Total member's equity from statement of financial condition	$ 6,546
Net Capital	$ 6,546
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6-2/3% of net aggregate indebtedness	$ 70
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 1,546
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 6,441
Computation of aggregate Indebtedness	
Total liabilities	$ 1,050
Percentage of aggregate indebtedness to net capital	16.04%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 6,546
Net Capital per Audited Report	$ 6,546

CCG Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to CCG Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

CCG Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to CCG Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Managing Member
of CCG Securities, LLC

I have reviewed management's statements, included in the accompanying CCG Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from January 1, 2015 to December 31, 2015, and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
January 21, 2016

CCG Securities, LLC

Member FINRA/SIPC

February 2, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

CCG Securities LLC met the Section 204, 15c3-3 (k)(2)(i) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Rob Hughes
President

The Commerce Capital Building
120 East De La Guerra Street, Santa Barbara, CA 93101
Telephone: (805) 963-8200 Fax: (805) 963-2664
www.ccgbank.com